FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16
of the Securities Exchange Act of 1934

For March 1, 2004

Commission File Number 000-29726

STET Hellas Telecommunications S.A.
(Exact name of registrant as specified in its charter)

STET Hellas Telecommunications S.A.
(Translation of registrant’s name into English)

66 Kifissias Avenue
15125 Maroussi
Athens
Greece
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Exhibit Index
SIGNATURE

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated March 1, 2004 announcing STET Hellas’ 2003 Financial Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2004

STET Hellas Telecommunications S.A.

By:	/s/ Nikolaos Varsakis Name: Nikolaos Varsakis Title: Chief Executive Officer and Managing Director

EXHIBIT 99.1

     Press Release dated March 1, 2004 announcing STET Hellas’ 2003 Financial Results.

STET Hellas Telecommunications SA

STET HELLAS 2003 FINANCIAL RESULTS:

TOTAL OPERATING REVENUES INCREASED 17.1%
EBITDA GREW 19.4% TO € 275.7 MILLION
EBITDA MARGIN AT 36.2% OF SERVICE REVENUES
NET INCOME REACHED € 91.6 MILLION— UP 19.9%
POSITIVE LEVERED FREE CASH FLOW OF € 92.3 MILLION

ATHENS, March 1, 2004 – STET Hellas Telecommunications S.A. (NASDAQ: STHLY; Amsterdam: STHLS) today announced that 2003 was another year of significant profitability improvement and increasing cash flow generation for the company.

Total operating revenues increased by 17.1% to € 808.5 million up from € 690.3 million in 2002. Service revenues increased by 14.3% year-on-year to € 761.9 million, accounting for 94.2% of total operating revenues, while revenues from equipment sales almost doubled in the year, reaching € 46.6 million boosted by the wide expansion of the company’s direct distribution network as well as the surge of customer handset upgrades to facilitate the uptake of innovative value-added services introduced during the year.

The increase in service revenues was primarily driven by:

•	Higher monthly fee revenues that grew to € 102.3 million (up 27.8% year-on-year), deriving from the widespread uptake of our bundled-minutes based packages;

•	Further increased contribution of mobile-to-mobile interconnection revenues;

•	Increased roaming revenues that grew by 21.7% year-on-year; as well as

•	Continued strong improvement in outgoing traffic revenues that were positively affected by increasing outgoing traffic. More specifically, average monthly traffic per customer (AMOU) grew to 84.8 minutes, compared with 78 minutes in 2002, while average contract traffic significantly increased to 201 minutes, up 25.4% year-on-year.

As a result, contract ARPU1 grew to € 46.8 in 2003 from € 43.9 in 2002, which, in combination with the high number of prepaid net additions, contained blended ARPU2 at € 23.8 versus € 24.4 in 2002.

Cost of sales and services provided was € 331.4 million for the year, representing 43.5% of service revenues, compared to last year’s level of 37.9%. This increase was mainly due to increased mobile-to-mobile interconnection charges, analogous to the boost seen in revenues.

Selling, General and Administrative expenses were € 303.1 million in 2003, compared to € 298.2 million last year. SG&A expenses represented 39.8% of service revenues in the period, dropping from 44.8% in 2002.

The increase in STET Hellas’ 2003 revenues and its continued focus towards effective cost management, resulted in significant operating profitability improvement. EBITDA (operating income before depreciation & amortization) for the year grew to € 275.7 million, increasing 19.4% year-on-year and bringing the EBITDA margin on total revenues to 34.1% for the period, versus 33.4% in 2002, or 36.2% on service revenues versus 34.6% last year3.

Operating income for the period rose 24.3% year-on-year to € 166.9 million. Operating income as a proportion of service revenues was 21.9%, up from 20.1% in 2002.

STET Hellas Telecommunications SA	Page 1 of 7	2003 Financial Results

As a result of STET Hellas’ top-line profitability improvement, and in combination with the company’s lower financial debt— resulting in lower interest expenses, income before income taxes grew by 30.3% to € 156.1 million, now representing 20.5% of service revenues compared to 18.0% in 2002.

Net Income for the full year 2003 increased by 19.9% to € 91.6, or 12.0% of service revenues, versus 11.5% in 2002.

Cash flow from operations increased to € 229.9 versus € 193.4 in 2002, fully financing capital expenditures of € 137.6 million, resulting in positive levered free cash flow generation4 of € 92.3 million.

As a result, net financial debt, dropped to € 167.3 million, down from € 246.5 at the end of 2002.

The company’s Board of Directors has proposed a dividend of € 0.10 per share, pending approval by the Annual General Assembly.

The results are un-audited and based on US Generally Accepted Accounting Principles (US GAAP).

“For the third consecutive year, STET Hellas delivered strong top line growth, solid profitability improvement, and consistently increasing cash flow generation in 2003.” stated Mr. Nikolaos Varsakis, STET Hellas’ Chief Executive Officer. “The company’s successful turnaround and its recent adoption of ‘TIM’, a globally recognized brand, have poised us to grasp new growth opportunities now on the horizon. Looking ahead, we will continue our determined efforts towards consistent long-term profitability improvement as well as a re-enforced position in the Greek mobile market.”

[1]	Contract ARPU is defined as total contract customers service revenues divided by 12, over the period’s average contract customers.

[2]	Blended ARPU is defined as total service revenues divided by 12, over the period’s average customers.

[3]
EBITDA Breakdown

(In € thousands)	2003	2002	% Change

Total Operating Revenues	808,540	690,331	+17.1%
Total Operating Costs	641,657	556,073	+15.4%
Operating Income	166,883	134,258	+24.3%
Depreciation and Amortization	108,781	96,529	+12.7%
EBITDA	275,664	230,787	+19.4%
EBITDA margin on total revenues	34.1%	33.4%

[4]	Levered free cash flow is defined as “Net Cash provided by Operating Activities” minus “Net Cash used in Investing Activities”.

[5]	Net financial debt is defined as “current maturities of long-term debt” plus “long-term debt, net of current maturities” plus “long-term debt due to related companies” minus “cash and cash equivalents”.

STET Hellas Telecommunications SA	Page 2 of 7	2003 Financial Results

STET HELLAS TELECOMMUNICATIONS S.A.
BALANCE SHEETS
AS OF DECEMBER 31, 2002 (AUDITED) AND 2003 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	December 31,

	2002	2003	2003
ASSETS	Euro	Euro	U.S. $(1)

CURRENT ASSETS
Cash and cash equivalents	35,581	66,769	84,108
Accounts receivable, net of allowance for doubtful accounts of €38,266 as of December 31, 2002 and €44,590 as of December 31, 2003	127,983	132,191	166,522
Amounts due from related companies	—	2,570	3,237
Inventories, net	7,715	8,783	11,064
Deferred income taxes	14,931	10,396	13,097
Other current assets	8,522	8,493	10,699

Total current assets	194,732	229,202	288,727

OTHER ASSETS
Other	2,280	2,597	3,272

	2,280	2,597	3,272

PROPERTY, PLANT AND EQUIPMENT
Cost	878,501	1,024,199	1,290,182
Less: Accumulated depreciation	(356,702)	(455,628)	(573,953)

	521,799	568,571	716,229

DISTRIBUTION NETWORK
Cost	29,347	29,347	36,969
Less: Accumulated amortization	(11,739)	(14,673)	(18,485)

	17,608	14,674	18,484

LICENSES
Cost	257,652	267,694	337,214
Less: Accumulated amortization	(49,479)	(56,410)	(71,059)

	208,173	211,284	266,155

TOTAL ASSETS	944,592	1,026,328	1,292,867

(1)	Exchange rate used for the convenience translation of the December 31, 2003 balances: 1 U.S. $ to € 0.7938

STET Hellas Telecommunications SA	Page 3 of 7	2003 Financial Results

STET HELLAS TELECOMMUNICATIONS S.A.
BALANCE SHEETS
AS OF DECEMBER 31, 2002 (AUDITED) AND 2003 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	December 31,

	2002	2003	2003
	Euro	Euro	U.S. $(1)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	159,785	168,520	212,287
Current maturities of long-term debt	—	74,067	93,302
Amounts due to related companies	8,003	18,103	22,804
Taxes other than income	3,969	5,452	6,867
Income taxes payable	40,508	44,546	56,116
Deferred revenue	24,528	22,788	28,706
Other current liabilities	14,581	14,303	18,018
Liability for asset retirement obligation S/T	—	486	613

Total current liabilities	251,374	348,265	438,713

LONG-TERM LIABILITIES
Long-term debt, net of current maturities	222,067	100,000	125,970
Long term debt due to related companies	60,000	60,000	75,582
Staff retirement indemnities	1,217	1,688	2,126
Deferred income taxes	19,217	21,721	27,363
Other long-term liabilities	37,101	45,595	57,435
Liability for asset retirement obligation L/T	—	9,644	12,148

	339,602	238,648	300,624

COMMITMENTS AND CONTINGENCIES	35,397	37,897	47,739

SHAREHOLDERS’ EQUITY
Common Stock par value € 1.52 in 2002 and € 1.53 in 2003
(Shares authorized, issued and outstanding 83,193,220 in 2002 and 2003)	126,454	127,287	160,342
Additional paid-in capital	71,186	71,186	89,673
Retained earnings and statutory reserves	120,579	203,045	255,776

Total shareholders’ equity	318,219	401,518	505,791

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	944,592	1,026,328	1,292,867

(1)	Exchange rate used for the convenience translation of the December 31, 2003 balances: 1 U.S. $ to € 0.7938

STET Hellas Telecommunications SA	Page 4 of 7	2003 Financial Results

STET HELLAS TELECOMMUNICATIONS S.A.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 (AUDITED) AND 2003 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	Year ended December 31,

	2002	2003	2003
	Euro	Euro	U.S. $(1)

Operating revenues:
Revenues from telecommunication services	666,453	761,934	959,808
Sales of handsets and accessories	23,878	46,606	58,709

Total operating revenues	690,331	808,540	1,018,517

Cost of sales and services provided:
Cost of services provided	(199,577)	(254,570)	(320,681)
Cost of sales of handsets and accessories	(53,175)	(76,850)	(96,808)

Total cost of sales and services provided	(252,752)	(331,420)	(417,489)

Gross profit	437,579	477,120	601,028
Provision for doubtful accounts	(5,081)	(7,100)	(8,944)
Selling, general and administrative expenses	(298,240)	(303,137)	(381,861)

Operating income	134,258	166,883	210,223

Interest and other financial income /(expense), net:
Interest expense	(15,311)	(12,659)	(15,946)
Interest income	235	1,841	2,319
Other financial income/(expense), net	605	—	—

	(14,471)	(10,818)	(13,627)

Income before income taxes	119,787	156,065	196,596
Income taxes	(43,349)	(63,446)	(79,923)

Net income before cumulative effect of change in accounting principle for SFAS 143	76,438	92,619	116,673
Cumulative effect of change in accounting principle for SFAS 143, net of tax	—	(1,000)	(1,260)

Net income	76,438	91,619	115,413

Amounts per common share :
Income before cumulative effect of change in accounting principle for SFAS 143	0.9188	1.1133	1.4024
Cumulative effect of change in accounting principle for SFAS 143, net of tax	—	(0.0120)	(0.0151)

Net income per share — basic and diluted	0.9188	1.1013	1.3873

Weighted average shares outstanding-basic and diluted	83,193,220	83,193,220	83,193,220

(1)	Exchange rate used for the convenience translation of the December 31, 2003 balances: 1 U.S. $ to € 0.7938

STET Hellas Telecommunications SA	Page 5 of 7	2003 Financial Results

STET HELLAS TELECOMMUNICATIONS S.A.
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2002 (AUDITED) AND 2003 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	Year ended December 31,

	2002	2003	2003
	Euro	Euro	U.S. $(1)

Cash Flows from Operating Activities:
Net income	76,438	91,619	115,413
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	96,529	108,781	137,031
Deferred income taxes	(894)	7,626	9,606
Provision for staff retirement indemnities	283	471	593
Provision for commitments and contingencies	17,642	2,500	3,149
Provision for doubtful accounts	5,081	7,100	8,944
Provision for asset retirement obligation	—	312	393
Cumulative effect of change of accounting principle for SFAS 143, net of tax	—	1,000	1,260
Changes in operating assets and liabilities:
Accounts receivable	(53,222)	(11,308)	(14,246)
Inventories	(2,787)	(1,068)	(1,345)
Amounts due from related companies	—	(2,570)	(3,237)
Other current assets	(704)	29	36
Account payable	43,474	12,138	15,294
Amounts due to related companies	(13,314)	10,100	12,722
Taxes other than income	992	1,483	1,867
Income taxes payable	13,775	4,038	5,087
Deferred revenue and other current liabilities	10,188	(2,018)	(2,544)
Other non-current assets	(111)	(317)	(400)

Net Cash provided by Operating Activities	193,370	229,916	289,623

Cash Flows from Investing Activities:
Capital expenditures	(105,302)	(137,579)	(173,307)

Net Cash used in Investing Activities	(105,302)	(137,579)	(173,307)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings, net of repayments	(62,550)	—	—
Proceeds from long-term debt	100,000	—	—
Repayment of long-term debt	(109,115)	(48,000)	(60,466)
Net movement in capital lease obligations	(2,949)	(4,830)	(6,084)
Payment of dividends	(7,487)	(8,319)	(10,479)

Net Cash used in Financing Activities	(82,101)	(61,149)	(77,029)

Net increase in cash and cash equivalents	5,967	31,188	39,287
Cash and cash equivalents at beginning of year	29,614	35,581	44,821

Cash and cash equivalents at end of year	35,581	66,769	84,108

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for:
- Interest, net of amounts capitalized	13,006	10,917	13,752
- Income taxes	20,509	47,035	59,250

	33,515	57,952	73,002

(1) Exchange rate used for the convenience translation of the December 31, 2003 balances: 1 U.S. $ to € 0.7938

STET Hellas Telecommunications SA	Page 6 of 7	2003 Financial Results

STET HELLAS TELECOMMUNICATIONS S.A.
ANALYSIS OF OPERATING REVENUES AND EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2002 (AUDITED) AND 2003 (UNAUDITED)
AMOUNTS IN THOUSANDS OF EURO

	Year ended December 31,

	2002	2003

	EUR	EUR
A. OPERATING REVENUES
Monthly service fees	80,034	102,281

Airtime revenues
Outgoing calls	136,184	164,211
Incoming calls from fixed line networks	167,932	123,473
Incoming calls from other mobile operators’ network	64,556	119,397
Prepaid airtime cards	140,269	153,292
Roaming revenues from Company’s customers	12,512	15,028
Roaming revenues from customers of international GSM network operators	30,187	36,955
Data communications & messages	32,008	42,684
Other	2,771	4,613

	586,419	659,653

Operating revenues from equipment sales	23,878	46,606

Total operating revenues	690,331	808,540

B. COST OF SALES AND SERVICES PROVIDED
Interconnection charges from fixed operators	37,058	20,726
Interconnection charges from other mobile operators	62,186	118,380
Depreciation	53,881	65,175
Roaming charges from international GSM network operators	13,634	13,342
Payroll	12,242	14,611
Leased lines	3,305	2,970
Utilities	4,486	4,672
SIM cards	4,608	3,210
Installations’ rentals	8,177	11,484

Total cost of services provided	199,577	254,570
Cost of sales of handsets and accessories	53,175	76,850
Total cost of sales & services provided	252,752	331,420

C. SELLING, GENERAL & ADMINISTRATIVE EXPENSES
Commissions to dealers	102,106	103,724
Management fees	14,021	15,349
Advertising expenses	13,024	17,155
Payroll	30,980	34,161
Depreciation & Amortization	42,648	43,606
Repairs & maintenance	30,182	30,015
Consultancy and other third party fees	11,447	18,013
Provision for litigation and claims	18,603	2,500
Utilities	7,274	8,855
Rentals	11,122	13,726
Other	16,833	16,033

Total selling, general & administrative expenses	298,240	303,137

— END —

Contact: Investor Relations : Rania Bilalaki +30 210 6158585

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe and its TIM brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.

STET Hellas Telecommunications SA	Page 7 of 7	2003 Financial Results